Filed Pursuant to Rule 433
Registration Nos. 333-279601 and 333-279601-02
August 13, 2025

BROOKFIELD FINANCE INC.
US$650,000,000 5.330% NOTES DUE 2036

PRICING TERM SHEET
August 13, 2025

Issuer:	Brookfield Finance Inc.
Guarantor:	Brookfield Corporation
Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Corporation.
Security:	5.330% Notes due January 15, 2036 (the “Notes”)
Expected Ratings*:	A3 (Stable) (Moody’s Investors Service, Inc.) A- (Stable) (S&P Global Ratings) A- (Stable) (Fitch Ratings, Inc.) A (Stable) (DBRS Limited)
Ranking:	Senior Unsecured
Size:	US$650,000,000
Trade Date:	August 13, 2025
Expected Settlement Date[**]:	August 20, 2025 (T+5)
Maturity Date:	January 15, 2036
Coupon:	5.330%
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2026 (short first payment)
Price to Public:	99.926%
Benchmark Treasury:	UST 4.250% due August 15, 2035
Benchmark Treasury Price & Yield:	100-02+; 4.240%
Spread to Benchmark Treasury:	+ 110 basis points
Yield:	5.340%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets
Optional Redemption Provisions:
Make-Whole Call:	Prior to October 15, 2035 (three months prior to maturity), treasury rate plus 20 basis points
Par Call:	At any time on or after October 15, 2035 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed
Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes
CUSIP / ISIN:	11271L AQ5 / US11271LAQ59
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.
Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Brookfield Securities LLC

Credit Agricole Securities (USA) Inc.

Desjardins Securities Inc.

Itau BBA USA Securities, Inc.

MUFG Securities Americas Inc.

SG Americas Securities, LLC

National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander US Capital Markets LLC

Conflicts of Interest:	Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of the Issuer and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s Prospectus Supplement, dated August 13, 2025.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer and the Guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com, or by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by emailing prospectus@citi.com.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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